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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                NETRO CORPORATION
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    78464P208

                                 (CUSIP Number)
                                 David L. Adams
                             Chief Financial Officer
                                 SR Telecom Inc.
                            8150 Trans-Canada Highway
                        Montreal, Quebec, Canada H4S 1M5

                                 with a copy to:

                          Ronald A. Fleming, Jr., Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                             New York, NY 10004-1490

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 4, 2003
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:


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--------------------------------------------------------------------------------
               1.   NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE
                    PERSON

                    SR Telecom Inc.                   I.R.S. I.D. N/A
--------------------------------------------------------------------------------
               2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                                         (b) [X]
--------------------------------------------------------------------------------
               3.   SEC USE ONLY

--------------------------------------------------------------------------------
               4.   SOURCE OF FUNDS               OO
--------------------------------------------------------------------------------
               5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
               6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Canada
--------------------------------------------------------------------------------
NUMBER OF               7.  SOLE VOTING POWER
SHARES                          39,626,654
BENEFICIALLY            8.  SHARED VOTING POWER
OWNED BY                               0
EACH PERSON                  ---------------
WITH                    9.  SOLE DISPOSITIVE POWER
                                 39,626,654
                       10. SHARED DISPOSITIVE POWER
                                       0
                             ---------------
--------------------------------------------------------------------------------
               11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON   39,626,654
--------------------------------------------------------------------------------
               12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
               13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         100%
--------------------------------------------------------------------------------
               14.  TYPE OF REPORTING PERSON
                                                                             CO
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 78464P2089                                         Page 3 of 6
--------------------                                         -------------------


               This statement, dated September 16, 2003, constitutes Amendment No. 1 to the Schedule 13D (the "Schedule 13D"), dated April 4, 2003, regarding the common stock (the "Issuer Common Stock"), of Netro Corporation, a Delaware corporation (the "Issuer"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

               This statement is being filed by SR Telecom Inc., a Delaware corporation ("SR Telecom"), in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It shall refer only to information which has materially changed since the filing of the Schedule 13D.

               Item 3.    Source and Amount of Funds or Other Consideration.
               ------     -------------------------------------------------

               On September 4, 2003, SR Telecom completed its acquisition of the Issuer pursuant to an Agreement and Plan of Merger the "Original Merger Agreement"), by and among SR Telecom, the Issuer and Norway Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of SR Telecom ("Merger Sub"), as amended by Amendment No. 1 to the Original Merger Agreement, dated as of May 5, 2003, Amendment No. 2 to the Original Merger Agreement, dated as of July 17, 2003 and Amendment No. 3 to the Original Merger Agreement, dated as of August 6, 2003 (the Original Merger Agreement as so amended by such Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Merger Agreement"). Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of SR Telecom (the "Merger").

               In the Merger, each issued and outstanding share of Issuer Common Stock was exchanged for the right to receive 0.104727 shares of SR Telecom common stock and a cash divided of $2.523554.

               Item 4.     Purpose of the Transaction.
               ------      --------------------------

                (a) - (b) As described in Item 3 above, this statement relates to the Merger

                (c)  Not applicable.

                (d) In the Merger, (i) the directors of the Issuer were replaced by the directors of Merger Sub immediately prior to the effective time of the Merger, and (ii) the officers of the Issuer were replaced by the officers of Merger Sub immediately prior to the effective time of the Merger.

                (e)  Other than as a result of the Merger, not applicable.

                (f)  Not applicable.

                                       3
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                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 78464P2089                                         Page 4 of 6
--------------------                                         -------------------


               (g) In the Merger, (i) the certificate of incorporation of the Issuer was amended to be the same as the certificate of incorporation of Merger Sub (except that the name of the surviving corporation is be Netro Corporation); and (ii) the bylaws of the Issuer were replaced by the bylaws of Merger Sub as in effect immediately prior to the effective time of the Merger.

               (h) - (i) On September 4, 2003 upon consummation of the Merger, the Issuer Common Stock was delisted from the Nasdaq National Market. On September 5, 2003 the Issuer filed a Form 15 with the Commission certifying that the Issuer Common Stock was held of record by less than 300 persons and requesting termination of registration pursuant to Rule 12g-4 under the Exchange Act.

               (j) Other than described in this Item 4, neither SR Telecom nor, to SR Telecom's knowledge, any person named in Schedule A of the filed Schedule 13D currently has any plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although SR Telecom reserves the right to develop such plans).

               Item 5.   Interest in Securities of the Issuer.
               ------    ------------------------------------

               (a) As a result of the Merger, SR Telecom may be deemed to beneficially own an aggregate of 39,626,654 shares of Issuer Common Stock representing 100% of the shares of Issuer Common Stock outstanding on September 4, 2003.

               (b) As a result of the Merger, SR Telecom has the sole power to vote or direct the vote of (and, as a result, may be deemed to beneficially own) 39,626,654 shares of Issuer Common Stock, representing 100% of the shares of Issuer Common Stock outstanding on September 4, 2003. To SR Telecom's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A of the Schedule 13D.

               (c) Except as described in Items 3 and 4, neither SR Telecom nor, to the knowledge of SR Telecom, any person named in Schedule A of the
Schedule 13D has effected any transaction in the Issuer Common Stock during the past 60 days.

               (d) As a result of the Merger, SR Telecom possesses all powers, rights and privileges with respect to the Issuer Common Stock, including but not limited to the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares of Issuer Common Stock.

               (e)  Not applicable.



               Item 7.   Material to be filed as Exhibits.
               ------    --------------------------------

               The following documents are filed as exhibits:


                                       4
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                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP NO. 78464P2089                                         Page 5 of 6
--------------------                                         -------------------


               1. Amendment No. 1 dated as of May 5, 2003 to the Agreement and Plan of Merger dated as of March 27, 2003 by and among Netro Corporation, SR Telecom Inc. and Norway Acquisition Corporation (incorporated by reference to
Exhibit 2.1 to the Form 8-K filed by Netro Corporation on May 12, 2003.)

               2. Amendment No. 2 dated as of July 17, 2003 to the Agreement and Plan of Merger dated as of March 27, 2003 by and among Netro Corporation, SR Telecom Inc. and Norway Acquisition Corporation (incorporated by reference to
Exhibit 2.1 to the Form 10-Q filed by Netro Corporation on August 14, 2003.)

               3. Amendment No. 3 dated as of August 6, 2003 to the Agreement and Plan of Merger dated as of March 27, 2003 by and among Netro Corporation, SR Telecom Inc. and Norway Acquisition Corporation (incorporated by reference to
Exhibit 2.2 to the Form 10-Q filed by Netro Corporation on August 14, 2003.)

                                       5

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                                  SCHEDULE 13D

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CUSIP NO. 78464P2089                                         Page 6 of 6
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                                    SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2003

                                 SR TELECOM INC.


                                 By: /s/ David L. Adams
                                     ------------------------------------
                                     David L. Adams
                                     Senior Vice President, Finance and
                                     Chief Financial Officer